UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

RESOLUTION OF PETROBRAS EXTRAORDINARY GENERAL MEETING

Rio de Janeiro, December 15, 2017 – Petróleo Brasileiro S.A. - Petrobras reports that the Extraordinary General Meeting held at 4 pm today, in the Auditorium of the Company's Headquarters on Avenida República do Chile, nº 65 - 1st floor, in the city of Rio de Janeiro (RJ), deliberated on and approved the following by majority vote:

I. Amendment of Petrobras' Bylaw, in accordance with the vote of the Federal
Government, as follows:

(i) Amend art. 1 to forecast, expressly, the Company´s submission to the rules of private law, pursuant to art. 173, §1, II of the Constitution of the
Federative Republic of Brazil, as well as Law 13,303/16 and Decree 8.945/16;

(ii) Include §2 and §3 in art. 1º to adapt to item 1.1 of the Regulation of
Level 2 of Corporate Governance from Brazil Bolsa Balcão (B3) - Regulation of
Level 2 of B3, with the consequent renumbering of the single paragraph for §1º;

(iii) Include paragraphs 3 to 7 in art. 3 in compliance with art. 8, paragraph 2 of Law 13,303/16 and art. 5  and 13 , paragraph 3 of Decree 8.945/16;

(iv) Include Paragraph 4 in art. 4 to adapt to items 3.1 and 7.1 of the Level 2
Regulation of B3;

(v) Include Paragraph 4 in art. 5 to adapt to item 8.1.2 of the Level 2
Regulation of B3;

(vi) Amend the sole paragraph of art. 9 art. 13, caput and §2, art. 14, and art.
15 to make mere editorial adjustments;

(vii) Amend the sole paragraph of art. 16 to clarify that the indications that are link to the Federal Union as a shareholder and that are carried out by
Petrobras will also comply with the additional requirements set forth in the
Nomination Policy, as well as for the correct reference to all pertinent articles;

(viii) Do not amend art. 18, caput, keeping the board of directors with a maximum of ten members;

(ix) Amend paragraphs 4 to 7 of art. 18, to adapt to item 5.3 of the Level 2
Regulation of B3 and to increase the percentage of independent directors, according to art. 38 of the Highlight Program on State Governance (“Programa
Destaque em Governança”) of B3, amended on 05/11/2017, as well as rule on the treatment to be given in case of fractional number, in view of the different norms to which the Company is subject;

(x) Amend paragraph 9 of art. 18 and article 19, items I, III and IV, to make mere editorial adjustments;

(xi) Include, at SEST's request, item V in art. 19 to expressly mention the member appointed by the Ministry of Planning, Development and Management,
according to art. 53, sole paragraph of Law 13,502/17;

(xii) Amend art. 20, caput, and art. 21, caput, item V, §§3 and 6, to make mere editorial adjustments;

(xiii) Amend paragraph 1 of art. 22 for adaptation to item 5.7 of the Level 2
Regulation of B3;

(xiv) Amend art. 23, caput, art. 25, caput, art. 27, §3, art. 28, caput, items
II, III, §4 and 6, to make mere editorial adjustments;

(xv) Include §5º in art. 28 for compliance with CGPAR Resolution No. 14/2015, expressly inserting the hypotheses of ending of the right to receive the paid quarantine, already provided for in art. 28;

(xvi) Amend art. 29, item XII to make a mere adjustment;

(xvii) Include items XIV and XV and paragraph 3 in art. 29 for adaptation to item 5.7 of the Level 2 Regulation of B3;

(xviii) Amend art. 30, item II, to detail that the concept of "assignee of the general structure of the Company" will be defined in Petrobras' Basic Plan of
Organization;

(xix) Amend art. 30, item VI to correct the conflict with art. 40, VII, which already deals with the "alienation of control of the capital stock of wholly-owned subsidiaries of the Company";

(xx) Amend art. 30, item XIV, §§2, 3 and 6 to make mere editorial adjustments;

(xxi) Amend art. 30, paragraph 1, item I and include paragraphs 4 and 5 as an alternative to adaptation to item 4.1 of the Level 2 Regulation of B3;

(xxii) Amend art. 31 to perform a mere adjustment;

(xxiii) Amend art. 32, paragraph 5, to provide the qualified quorum also for operations with federal state-owned enterprises outside the ordinary course of business of the Company;

(xxiv) Change art. 33, paragraph 1 and art. 34, item I, item "e" to make mere editorial adjustments;

(xxv) Include letter "m" to item II of art. 34 to meet the forecast in art. 142,
VIII, of Law 6,404/76;

(xxvi) Amend art. 35, caput and paragraph 2 to make mere editorial adjustments;

(xxvii) Delete the sole paragraph of art. 38, in order to withdraw the forecast of reporting to the Board of Directors, in view of the existence of more efficient internal controls to verify the acts practiced by the Executive
Officers;

(xxviii) Amend art. 39 to perform mere adjustment;

(xxix) Amend art. 40, caput and item XI and include paragraphs 3 and 4 as an alternative to adaptation to item 4.1 of the Level 2 Regulation of B3;

(xxx) Amend art. 42, caput, to make a mere adjustment;

(xxxi) Amend art. 43, caput, §§1 and 2, to make mere redaction adjustments and amend §3 to adapt to item 5.11 of the Level 2 Regulation of B3;

(xxxii) Include §§4 and 5 in art. 43 to expressly stipulate that the same procedure for directors is applied to the members of the Fiscal Council and that they must declare that they meet the independence criteria;

(xxxiii) Amend art. 44, § 2, art. 45, art. 46, item V, art. 49, §§1 and 2 and art. 57 to make mere editorial adjustments;

(xxxiv) Change art. 58 for adaptation to items 4.1 and 13.1 of the Level 2
Regulation of B3;

(xxxv) Amend art. 59 to include preparatory wording for compliance with Law
13.303/16 with respect to the bidding procedure;

(xxxvi) Amend art. 60 to perform mere adjustment;

(xxxvii) Include art. 61 for adaptation to items 8.1 and 8.3 of the Level 2
Regulation of B3;

(xxxviii) Include art. 62 for adaptation to item 10.2 of the Level 2 Regulation of B3, with the following wording for its sole paragraph, in accordance with the vote of the Federal Government:

“Art. 62 (…)

Single paragraph. The costs of hiring a specialized company referred in this article will be paid by the offering shareholder.”

(xxxix) Include art. 63 for adaptation to item 10.3 of the Level 2 Regulation of
B3;

(xl) Include art. 64 for adaptation to item 11.2 of the Level 2 Regulation of
B3;

(xli) Include art. 65 for adaptation to items 12.5.1 and 12.5.2 of the Level 2
Regulation of B3.

II. Consolidation of the Bylaw to reflect the approved amendments in this
General Meeting, in accordance with the vote of the Federal Government.

______________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: December 15, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer